UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2025

Christopher Frost
Chief Executive Officer
Macquarie Infrastructure Fund, L.P.
660 Fifth Avenue
New York, NY

Re: Macquarie Infrastructure Fund, L.P.
Registration Statement on Form 10-12G
Filed August 6, 2025
File No. 000-56772

Dear Christopher Frost:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Registration Statement on Form 10-12G

General

1. We have referred this filing to the staff of the Division of Investment Management for assessment of your status under the Investment Company Act of 1940. Staff in that division may contact you separately in connection with their review.
2. Please confirm your understanding that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before that date, and you are not required to register pursuant to Section 12(g) of the Exchange Act, you may consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments.

Item 1. Business, page 1

3. With respect to the continuous private offering and redemption program, please provide us with a legal analysis that supports your apparent belief that Regulation M would not prohibit repurchases during the offering.

4. Please provide us with your analysis as to the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your redemption program.

5. Please expand your business section to include a plan of operations for the next twelve months. In the discussion of your planned activities, include specific information regarding material events or steps required to pursue your planned activities, including any contingencies such as raising additional funds.

Advisory Agreement
Compensation of the Adviser and the General Partner, page 6

6. Please revise to consider providing a table summarizing all possible compensation. To the extent management fees or performance allocation features include non-industry terms, please revise to clarify.

Item 1A. Risk Factors, page 37

7. We note that your risk factors appear under short phrases such as "available information," "no knowledge of purchase price," "SEC examinations and investigations," and other similar short phrases. Please revise the entire risk factors section to include each risk factor under a subcaption that adequately describes the risk. Refer to Item 105(a) or Regulation S-K and Item 1A of Form 10.

8. We note your disclosure that "[a]dditional risks and uncertainties not currently known to MIF US, or that have not been noted in this Registration Statement, also may have a negative or adverse effect, which could be material, on the performance of MIF US and the value of the Units." Please revise to remove the reference to risks and uncertainties "that have not been noted in this Registration Statement" or revise to clarify that you have included all known material risks. Refer to Item 105 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jee Yeon Ahn at 202-551-3673 or John Spitz at 202-551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or Todd Schiffman at 202-551-3491 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Nathan Briggs, Esq.